 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

MEDITE Cancer Diagnostics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23282B403
(CUSIP Number)

October 11, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23282B403

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,368,334*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,368,334*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4% *
12	TYPE OF REPORTING PERSON

PN

* Includes 35,000 shares of Common Stock currently issuable upon the partial exercise of the Bigger Capital Notes, as more fully described in Item 4. Excludes 5,298,334 shares of Common Stock issuable upon the exercise of the Bigger Capital Notes that are not exercisable due to a 9.99% beneficial ownership limitation, as more fully described in Item 4.

2

CUSIP NO. 23282B403

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,368,334*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

5,368,334*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,368,334*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4% *
12	TYPE OF REPORTING PERSON

OO

* Includes 35,000 shares of Common Stock currently issuable upon the partial exercise of the Bigger Capital Notes, as more fully described in Item 4. Excludes 5,298,334 shares of Common Stock issuable upon the exercise of the Bigger Capital Notes that are not exercisable due to a 9.99% beneficial ownership limitation, as more fully described in Item 4.

3

CUSIP NO. 23282B403

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,000,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6% *
12	TYPE OF REPORTING PERSON

PN

* Excludes 3,000,000 shares of Common Stock issuable upon the exercise of the District 2 Note that is not exercisable due to a 9.99% beneficial ownership limitation, as more fully described in Item 4.

4

CUSIP NO. 23282B403

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,000,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6% *
12	TYPE OF REPORTING PERSON

PN

* Excludes 3,000,000 shares of Common Stock issuable upon the exercise of the District 2 Note that is not exercisable due to a 9.99% beneficial ownership limitation, as more fully described in Item 4.

5

CUSIP NO. 23282B403

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,000,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6% *
12	TYPE OF REPORTING PERSON

OO

* Excludes 3,000,000 shares of Common Stock issuable upon the exercise of the District 2 Note that is not exercisable due to a 9.99% beneficial ownership limitation, as more fully described in Item 4.

6

CUSIP NO. 23282B403

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,000,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6% *
12	TYPE OF REPORTING PERSON

OO

* Excludes 3,000,000 shares of Common Stock issuable upon the exercise of the District 2 Note that is not exercisable due to a 9.99% beneficial ownership limitation, as more fully described in Item 4.

7

CUSIP NO. 23282B403

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		8,368,334*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

8,368,334*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,368,334*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

IN

* Includes 35,000 shares of Common Stock currently issuable upon the partial exercise of the Bigger Capital Notes, as more fully described in Item 4. Excludes 5,298,334 shares of Common Stock issuable upon the exercise of the Bigger Capital Notes and 3,000,000 shares of Common Stock issuable upon the exercise of the District 2 Note that are not exercisable due to a 9.99% beneficial ownership limitation, as more fully described in Item 4.

8

CUSIP NO. 23282B403

Item 1(a).	Name of Issuer:

MEDITE Cancer Diagnostics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

10524 Moss Park Rd.
Ste-204-357
Orlando, FL 32832

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

Michael Bigger

175 W Carver Street

Huntington, NY 11743

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP NO. 23282B403

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

23282B403

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on November 2, 2018, Bigger Capital owned 5,333,334 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 5,333,334 shares of Common Stock beneficially owned by Bigger Capital.

As of the close of business on November 2, 2018, District 2 CF owned 3,000,000 shares of Common Stock.

10

CUSIP NO. 23282B403

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 3,000,000 shares of Common Stock beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 3,000,000 shares of Common Stock beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 3,000,000 shares of Common Stock beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 5,333,334 shares of Common Stock beneficially owned by Bigger Capital and (ii) the 3,000,000 shares of Common Stock beneficially owned by District 2 CF.

As of the close of business on November 2, 2018, Bigger Capital holds 12% Secured Convertible Notes (the “Bigger Capital Notes”) convertible into 5,333,334 shares of Common Stock. Bigger GP and Mr. Bigger may also be deemed the beneficial owner of the shares of Common Stock issuable upon conversion of the Bigger Capital Notes. Such Bigger Capital Notes have an initial conversion price of $0.075 per share, subject to adjustment pursuant to the terms of the Bigger Capital Notes. The Bigger Capital Notes are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 9.99% of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Bigger Capital Notes. As of November 2, 2018, the exercise limitation described in the prior sentence prevents the exercise in full of the Bigger Capital Notes by Bigger Capital. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded approximately 5,298,334 shares of Common Stock underlying the conversion of the Note.

As of the close of business on November 2, 2018, District 2 CF holds a 12% Secured Convertible Note (the “District 2 Note”) convertible into 3,000,000 shares of Common Stock. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger may also be deemed the beneficial owner of the shares of Common Stock issuable upon conversion of the District 2 Note. Such District 2 Note has an initial conversion price of $0.075 per share, subject to adjustment pursuant to the terms of the District 2 Note. The District 2 Note is only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 9.99% of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the District 2 Note. As of November 2, 2018, the exercise limitation described in the prior sentence prevents the exercise of the District 2 Note by District 2 CF. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded 3,000,000 shares of Common Stock underlying the conversion of the District 2 Note.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

11

CUSIP NO. 23282B403

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 72,129,899 shares of Common Stock outstanding as of September 6, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Schedule 14C filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2018, (ii) 11,600,000 shares of Common Stock issued by the Issuer as reported in the Issuer’s 8-K filed with the SEC on October 16, 2018 and (iii) approximately 35,000 shares of Common Stock issuable upon conversion of the Bigger Capital Notes, as applicable.

As of the close of business on November 2, 2018, (i) each of Bigger Capital and Bigger GP beneficially owned approximately 6.4% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own approximately 3.6% of the outstanding shares of Common Stock, (iii) Mr. Bigger may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

12

CUSIP NO. 23282B403

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP NO. 23282B403

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner

By:	/s/ Michael Bigger	By:	/s/ Michael Bigger
	Michael Bigger		Michael Bigger
	Managing Member		Managing Member

District 2 Capital Fund LP		District 2 Capital LP

By:	District 2 GP LLC, its general partner

By:	/s/ Michael Bigger	By:	/s/ Michael Bigger
	Michael Bigger		Michael Bigger
	Managing Member		Managing Member

District 2 GP LLC		District 2 Holdings LLC

By:	/s/ Michael Bigger	By:	/s/ Michael Bigger
	Michael Bigger		Michael Bigger
	Managing Member		Managing Member

/s/ Michael Bigger
Michael Bigger

14